UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of January 2015

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated January 29, 2015 titled: “CNH Industrial closed 2014 with revenues of $32.6 billion, net income of $708 million and net income before restructuring and other exceptional items of $940 million.”

Exhibit 99.2	CNH Industrial N.V. Fourth Quarter and Full Year 2014 Results Review Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

January 29, 2015

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated January 29, 2015 titled: “CNH Industrial closed 2014 with revenues of $32.6 billion, net income of $708 million and net income before restructuring and other exceptional items of $940 million.”

Exhibit 99.2	CNH Industrial N.V. Fourth Quarter and Full Year 2014 Results Review Presentation